Exhibit 99.2

Banco Itaú Chile and subsidiaries As of and for the six-month periods ended June 30, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the six-month periods ended June 30, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jun'23	Jun'22
Total loans			26,548,044	26,682,488
Total assets			40,578,311	40,326,097

Deposits and other demand liabilities			5,424,910	7,078,095
Time deposits and other time liabilities			12,769,620	11,174,937
Interbank borrowings			4,820,614	5,315,090
Debt and regulatory capital instruments issued			8,264,869	7,542,140

Equity			3,535,250	3,249,172
Total equity attributable to equity holders of the Bank			3,532,317	3,245,916
Non-controlling interest			2,933	3,256

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	6M'23	6M'22	6M'23	6M'22
Net operating profit before provision for loan losses[2]	692,730	778,073	741,420	693,253
Loan losses expenses[3]	(163,515)	(114,666)	(163,515)	(114,666)
Total operating expenses[4]	(352,239)	(354,798)	(352,239)	(354,798)
Operating income	176,976	308,609	225,666	223,789
Income from investments in companies	2,653	2,754	2,653	2,754
Operating income before income taxes	179,629	311,363	228,319	226,543
Income taxes	36,488	(69,857)	(12,202)	14,963
Consolidated income for the period	216,117	241,506	216,117	241,506

Net income attributable to holders of the Bank	216,085	241,484	216,085	241,484
Non-controlling interest	32	22	32	22

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2 - Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3‒ Includes $8,100 million of additional provisions established during the six-month period ended June 30, 2023 ($21.668 million established during the six-month period ended June 30, 2022).

4- Includes $3,701 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile ‒ established in April 2023. (Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer